SIDLEY AUSTIN 39/F, TWO INT’L FINANCE CENTRE CENTRAL, HONG KONG +852 2509 7888 +852 2509 3110 FAX	meng.ding@sidley.com +852 2509 7858

October 24, 2024

VIA EDGAR

Division of Corporation Finance

Disclosure Review Program

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Attn:	Scott Stringer
Adam Phippen
Scott Anderegg
Taylor Beech

Re:	Baozun Inc.
Form 20-F for the Fiscal Year Ended December 31, 2023
Response dated September 3, 2024
File No. 001-37385

Dear Mr. Stringer, Mr. Phippen, Mr. Anderegg and Ms. Beech,

On behalf of our client, Baozun Inc., an exempted company organized under the laws of the Cayman Islands (the “Company”), we submit to the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) this letter setting forth the Company’s responses to the comments contained in the Staff’s letter dated October 10, 2024 on the Company’s Annual Report on Form 20-F for the fiscal year ended December 31, 2023 (“Annual Report”). The Staff’s comments are repeated below in italics and are followed by the Company’s responses. Defined terms used but not defined herein have the meanings assigned to such terms in the Annual Report.

Form 20-F for the Fiscal Year Ended December 31, 2023

Certain Defined Terms, page 1

1.	We note your revised disclosure that “we,” “us,” “our company,” and “our,” refer to Baozun Inc., a Cayman Islands exempted company; however, throughout your disclosure, you use these terms to disclose operations by your VIE. For example, you make the following statements:

•	"We currently hold all material licenses and permits required for our business operations, including a value -added telecommunication license, or a VAT license, ..."(page 5);

Partners | Constance Choy H.M., Desmond Ang C.K., (Stephanie) Chan C. M., (Christopher) Cheng C.H., Meng Ding, Dominic D. James, (Sherlyn) Lau S.Y.,
David K. Lee, Olivia Ngan S.M., (Raymond) Oh C.H., Yuet Ming Tham, Claudia Yu K.W., Yan Zhang
Registered Foreign Lawyers | (Carrie) Li J. (New York)*, David J. Ryan (Victoria), G. Matthew Sheridan (New York)*, (Renee) Xiong Y. (New York)*, Liming Xu (New York)
Consultants | Hon Au Yeung, Huberta Chow X.L., Douglas Tsang C.L., (Eva) Tsui Y.W, Alan Wong C.K., Felicity Wong K.Y., Holly Yeung S.M., Iris Yuen L.S.

* Partner of Sidley Austin Holding LLP (a Delaware Limited Liability Partnership)

•	"Our ability to provide one-stop e-commerce solutions is empowered by our proprietary and robust technology stack, including our Cloud-based System that enables efficient setup of official brand stores and official marketplace stores, ..."(page 68);

•	"We believe our brand partners value us for our integrated e-commerce capabilities, dependable services, deep category expertise, market insight and ability to innovate and adapt to the fast-changing e-commerce market." (page 70).

In response to the Staff’s comment, the Company respectfully proposes to revise the referenced disclosure as follows (page reference is made to the 2023 Form 20-F to illustrate the approximate location of the disclosure) in its future Form 20-F filings (with deletions shown as strikethrough and additions underlined), subject to updates and adjustments to be made in connection with any material development of the subject matter being disclosed:

Permissions Required from the PRC Authorities for Our Operations

……We and the VIE currently hold all material licenses and permits required for our business operations, including a value -added telecommunication license, or a VAT license, for domestic call center services and internet information services, a VAT license for online data processing and transaction processing business (operational e-commerce), Food Production Permit, Food Operation Permits, Publication Operation Permit, Road Transportation Operation Permit, Permits for Travel Business, Permits for Liquor Circulation and Medical Device Operation Enterprise Permit. However, we cannot assure you that we or the VIE will be able to renew these licenses and permits, as applicable, upon their expiration or to expand the current business scope of these licenses and permits when required, obtain any license or permit that is in application, or obtain new licenses or permits in the future as a result of ~~our~~ future business expansions, change in ~~our~~ the business operations or change in laws and regulations applicable to us or the VIE.

……

If we are unable to retain our existing brand partners, our results of operations could be materially and adversely affected.

We and the VIE provide brand e-commerce service to brand partners primarily pursuant to contractual arrangements with a term typically ranging from 12 to 36 months……

If the ramp up of operations for newly-added brand partners does not meet our expectations, our results of operation and financial condition may be materially and adversely impacted.

…… As of December 31, 2023, we and the VIE provided e-commerce solutions to more than 450 brand partners. Newly added brand partners typically require a ramping up period before they can fully utilize ~~our~~ the services……

E-Commerce

……Our ability to help brand partners navigate through the challenges imposed by COVID-19 leveraging ~~our~~ the combined, efficient e-commerce operational capabilities of ours and the VIE’s and effective omni-channel solutions demonstrates the value of our services. ….

……

●      Full-scope services: We and the VIE provide integrated one-stop solutions to address all core aspects of e-commerce operations, including IT solutions, online store operation, digital marketing, customer service, and warehousing and fulfilment. Our ability to provide one-stop e-commerce solutions is empowered by ~~our~~ the proprietary and robust technology stack of ours and the VIE’s, as applicable, including ~~our~~ a Cloud-based System that enables efficient setup of official brand stores and official marketplace stores, ROSS that facilitates smooth and efficient online store operations, big data analytics and AI capabilities that drive our efficient and effective digital marketing solutions, Customer Relationship Management, or CRM, that supports attentive real-time pre-sale and post-sale customer services and engagement, and Order Management System, or OMS, and Warehouse Management System, or WMS, that enable integrated and reliable multi-category warehousing and fulfillment services……

……

Our Business Models and Solutions

Through ~~our~~ integrated brand e-commerce capabilities, we and the VIE provide end-to-end brand e-commerce solutions that are tailored to meet our brand partners’ unique needs…….

Business Models

We believe our brand partners value us for ~~our~~ the integrated e-commerce capabilities, dependable services, deep category expertise, market insight and ability to innovate and adapt to the fast-changing e-commerce market of ours and the VIE’s……

Distribution Model

Under the distribution model, we and the VIE select and purchase goods from our brand partners and/or their authorized distributors and sell goods directly to consumers through official brand stores or official marketplace stores operated by us. Therefore, our brand partners and/or their authorized distributors are deemed as our suppliers under the distribution model. We primarily generate product sales revenue under this model. In order to generate product sales, we and the VIE utilize every aspect of ~~our~~ the combined e-commerce capabilities of ours and the VIE’s. Specifically, we and the VIE utilize ~~our~~ the combined IT and online store operation capabilities of ours and the VIE’s to set up and operate online stores, including brand stores and marketplace stores. We and the VIE utilize ~~our~~ the combined warehousing and fulfillment capabilities to store the goods that we purchase from brand partners and deliver these goods to ~~our~~ the consumers who purchase these goods. We utilize our customer service capability to facilitate sales and ensure our consumers are satisfied. In order to increase ~~our~~ the product sales, we and the VIE utilize ~~our~~ the combined digital marketing capabilities to boost site traffic and transaction volume. When we and the VIE operate stores under the distribution model, the sites will typically indicate that Baozun is the seller of the products and, when we and the VIE deliver goods to ~~our~~ the consumers, the invoices and tax receipts will typically bear ~~our~~ ours and the VIE’s names instead of those of our brand partners. As we and the VIE assume inventory ownership under the distribution model, other than quality issues, we and the VIE generally are not allowed to return unsold inventories to the brand partners and/or their authorized distributors.

Service Fee Model

Under the service fee model, we and the VIE provide one or more of the following services in exchange for service fees:

………

Consignment Model

Under the consignment model, in addition to the above services we and the VIE may offer under the service fee model, we also provide warehousing and fulfillment services……

End-to-End Brand E-Commerce Capabilities

~~Our~~ The integrated brand e-commerce capabilities of ours and the VIE’s enable us to provide end-to-end solutions that encompass every aspect of the e-commerce value chain, including IT infrastructure setup and integration, online store design and setup, online store operations, visual merchandising and marketing campaigns, customer services, warehousing and order fulfillment. We and the VIE utilize ~~our~~ the combined capabilities and tailor our solutions to fulfill the specific needs of each brand partner. For each brand partner, we first hold consultations to determine its e-commerce needs and development plans. Each brand partner may then elect to use ~~our~~ full e-commerce capabilities or select specific elements of our capabilities that best fit their needs. …….

The flowchart below illustrates ~~our~~ the capabilities of ours and the VIE’s and the solutions we offer for each aspect of our brand e-commerce operations……

IT Solutions

With our expertise in technology infrastructure and systems, interactive page design and our deep understanding of Chinese consumers’ online shopping habits, we and the VIE provide consultations to our brand partners, help our brand partners set up e-commerce sites that enhance their brands and cater specifically to local consumers. We and the VIE provide proprietary e-commerce technology which can be customized to and integrated with our brand partners’ existing operational back-end systems in a convenient and cost-effective manner.

Where necessary, we and the VIE also help our brand partners set up or improve the suitability of their own IT infrastructure for e-commerce operations. We and the VIE have made significant investments and intend to continue to invest in developing our proprietary technology platform to deliver solutions that aim to address comprehensive e-commerce needs across different sales channels for our brand partners. ~~Our~~ The technology systems and applications facilitate our brand partners’ digital transformation throughout their e- commerce value chain: from storefront sales to backend fulfillment, from user acquisition to customer lifecycle management, from achieving operational efficiency to gaining industry insights. ~~Our~~ The IT services enable our brand partners to quickly adapt to the local e-commerce market and effectively service online shoppers in China without the costs associated with establishing and maintaining local infrastructure and capabilities on their own. For more information about ~~our~~ these technology infrastructure and capabilities, please see “ — Technology Infrastructure and Business Application Portfolio.”

……

Omni- Channels

We and the VIE currently provide brand e-commerce services under three business models on major marketplaces, such as Tmall, JD.com and Pinduoduo, and social media channels, such as WeChat Mini Programs and RED (Xiaohongshu), as well as emerging live streaming and short video platforms, such as Douyin and Kuaishou. As of December 31, 2023, approximately 44.7% of our brand partners engaged with us and the VIE for store operations of at least two channels, compared with 41.8% as of a year ago. We and the VIE also operate official brand stores and provide O2O solutions to our brand partners. Enabled by our advanced technological capabilities, we can seamlessly integrate the brand partners’ operations across various channels with unified product details and consumer profiles, strategic cross-channel marketing and synchronized inventory management, which provide the brand partners with a single view of their business across different channels and platforms. We and the VIE leverage all of these platforms to deliver omni-channel solutions that combine the strengths of diverse platforms to achieve optimal branding effect and sales results responsive to the e-commerce objectives of each brand partner.

Technology Infrastructure and Business Application Portfolio

We and the VIE have made significant investments in developing our proprietary technology platform. We and the VIE will continue to invest in our platform to support IT commercialization and deliver solutions that address comprehensive e-commerce needs across different sales channels for our brand partners and to enhance efficiency and scalability. ~~Our~~ The technology systems and applications facilitate brand partners’ digital transformation throughout the e-commerce value chain--from storefront sales to backend fulfillment; from consumer acquisition to customer lifecycle management; from achieving operational efficiency to gaining industry insights. We and the VIE have copyrights to 293 software programs developed by us relating to various aspects of our operations as of March 31, 2024.

~~Our~~ These technologies span across all areas of digital commerce from business applications to data intelligence, and from technology platforms to enterprise integration. Business applications include Direct-to-Consumer touchpoints, Omni-channel business operations, and Big data business intelligence. Technical stacks encompass IaaS, PaaS, and SaaS layers.

Factors Affecting Our Results of Operations

……

Our ability to manage our business model mix and product mix. We and the VIE generally operate e-commerce businesses for our brand partners based on one of our three business models……

Net Revenues

We generate revenue from two revenue streams: (i) product sales and (ii) services. We and the VIE generally operate e-commerce businesses based on one of our three business models: distribution model, consignment model, and service fee model, or, in some circumstances, a combination of the business models.

……

We derive services revenues primarily under the consignment model and service fee model. Under the service fee model, we and the VIE provide a variety of e-commerce services, such as IT solutions……

Our Corporate Structure and Contractual Arrangements with our VIE, page 3

2.	We note your response to comment 5 and reissue our comment in part. Describe the relevant contractual agreements between you and the VIEs and how this type of corporate structure may affect investors and the value of their investment, including how and why the contractual arrangements may be less effective than direct ownership and that the company may incur substantial costs to enforce the terms of the arrangements.

In response to the Staff’s comment, the Company respectfully proposes to revise the referenced disclosure as follows (page reference is made to the 2023 Form 20-F to illustrate the approximate location of the disclosure) in its future Form 20-F filings (with deletions shown as strikethrough and additions underlined), subject to updates and adjustments to be made in connection with any material development of the subject matter being disclosed:

ITEM 3. KEY INFORMATION

Our Corporate Structure and Contractual Arrangements with our VIE

…….

Neither we nor Shanghai Baozun, or the WFOE, own any equity interest in Shanghai Zunyi. Instead, Shanghai Baozun ~~We~~ entered into a series of contractual arrangements with Shanghai Zunyi and its shareholders, which enable us to:

………

Such contractual arrangements include: (i) an exclusive technology service agreement; (ii) an exclusive call option agreement; (iii) a proxy agreement; and (iv) equity interest pledge agreements. Because of these contractual arrangements, we are the primary beneficiary of Shanghai Zunyi and hence consolidate its financial results as our VIE. ~~For a description of these contractual arrangements, see “Item 4. Information on the Company — C. Organizational Structure — Contractual Arrangements with Shanghai Zunyi and Its Shareholders.”~~ The following is a summary of these contractual arrangements:

Exclusive Call Option Agreement. On April 1, 2014, Shanghai Zunyi, each of its shareholders and Shanghai Baozun entered into an exclusive call option agreement. Each of Shanghai Zunyi’s shareholders have granted Shanghai Baozun an exclusive call option to purchase their equity interests in Shanghai Zunyi at an exercise price equal to the higher of (i) the registered capital of Shanghai Zunyi; and (ii) the minimum price as permitted by applicable PRC laws. Shanghai Zunyi has further granted Shanghai Baozun an exclusive call option to purchase its assets at an exercise price equal to the book value of the assets or the minimum price as permitted by applicable PRC law, whichever is higher. Shanghai Baozun may nominate another entity or individual to purchase the equity interests or assets, if applicable, under the call options. Each call option is exercisable subject to the condition that applicable PRC laws, rules and regulations do not prohibit completion of the transfer of the equity interests or assets pursuant to the call option. Shanghai Baozun is entitled to all dividends and other distributions declared by Shanghai Zunyi, and each of the shareholders of Shanghai Zunyi has agreed to give up their rights to receive any distributions or proceeds from the disposal of their equity interests in Shanghai Zunyi and to pay any such distributions or premium to Shanghai Baozun with deduction of applicable taxes. The exclusive call option agreement remains in effect until the equity interest and assets that are the subject of such agreements are transferred to Shanghai Baozun or its designated entities or individuals. To the extent permitted by law, Shanghai Zunyi and its shareholders are not contractually entitled to terminate the exclusive call option agreement with Shanghai Baozun.

Proxy Agreement. On July 25, 2019, Shanghai Zunyi, each of its shareholders and Shanghai Baozun entered into an amended and restated voting right proxy agreement, or the Proxy Agreement, which supersedes the voting right proxy agreement previously entered into on July 28, 2014. Each shareholder of Shanghai Zunyi granted an irrevocable power of attorney to Shanghai Baozun that authorizes any person designated by Shanghai Baozun to exercise his rights as an equity holder of Shanghai Zunyi, including the right to attend and vote at equity holders’ meetings and appoint directors. The proxy agreement has an initial term of 20 years and will be automatically renewed on a yearly basis thereafter unless otherwise notified by Shanghai Baozun. If (i) the operating term of Shanghai Baozun or Shanghai Zunyi expires; or (ii) the parties thereto mutually agree on an early termination, the proxy agreement may be terminated. To the extent permitted by law, Shanghai Zunyi and its shareholders are not contractually entitled to terminate the proxy agreement with Shanghai Baozun.

Equity Interest Pledge Agreement. On August 27, 2019, Shanghai Zunyi and each of its shareholders entered into an amended and restated equity interest pledge agreement with Shanghai Baozun, which supersedes the equity interest pledge agreements previously entered into on July 28, 2014. The shareholders of Shanghai Zunyi pledged all of their equity interests in Shanghai Zunyi to Shanghai Baozun to secure their and Shanghai Zunyi’s obligations under certain of the aforementioned agreements and other agreed obligations and as collateral for all of the amounts payable by Shanghai Zunyi to Shanghai Baozun under those agreements. If any event of default as defined under this agreement occurs, Shanghai Baozun, as the pledgee, will be entitled to dispose of the pledged equity interests. In addition, any increase in the registered capital of Shanghai Zunyi will be further pledged in favor of Shanghai Baozun. The equity interest pledge agreements will remain in full effect until all the secured contractual obligations have been performed or all the secured debts have been discharged.

Under PRC laws, the equity pledge is required to be registered with the SAMR, or its competent branches for perfection. The equity pledge of Shanghai Zunyi has already been registered with the relevant branch of the SAMR.

Exclusive Technology Service Agreement. On April 1, 2014, Shanghai Zunyi and Shanghai Baozun entered into an exclusive technology service agreement. Pursuant to the exclusive technology service agreement, Shanghai Baozun has the exclusive right to provide specified technology services to Shanghai Zunyi. Without the prior written consent of Shanghai Baozun, Shanghai Zunyi may not accept the same or similar technology services provided by any third party during the term of the agreement. Shanghai Zunyi agrees to pay to Shanghai Baozun a service fee of 95% of the net revenues of Shanghai Zunyi and extra service fees for additional services provided by Shanghai Baozun as requested by Shanghai Zunyi within three months after each calendar year for the services provided in the preceding year. The agreement has an initial term of 20 years and will be automatically renewed on a yearly basis thereafter unless otherwise notified by Shanghai Baozun, and shall be terminated when the operating term of Shanghai Baozun or Shanghai Zunyi expires. To the extent permitted by law, Shanghai Zunyi is not contractually entitled to terminate the exclusive technology service agreement with Shanghai Baozun.

~~These contractual arrangements~~ This VIE structure is used to replicate foreign investment in Chinese-based companies where Chinese law prohibits direct foreign investment in internet information service companies. As our economic benefits in and the ability to direct the significant activities of Shanghai Zunyi are based on contractual agreements only, and are not equivalent to equity ownership in the business of Shanghai Zunyi, the structure involves unique risks to investors. Because we do not hold equity interests in the VIE, the contractual agreements may not be as effective as direct ownership in providing us with control over ~~our~~the VIE. If ~~our~~the VIE or its shareholders fail to perform their respective obligations under the contractual arrangements, we may have to incur substantial costs and expend additional resources to enforce such arrangements. If we had direct ownership of Shanghai Zunyi, we would be able to exercise our rights as a shareholder to effect changes in the board of directors of Shanghai Zunyi, which in turn could effect changes, subject to any applicable fiduciary obligations, at the management level. Under the current contractual arrangements, we rely on the performance by the VIE and its shareholders of their obligations under the contracts to exercise control over the VIE. However, the shareholders of the VIE may not act in our best interests or may not perform their obligations under these contracts. Such risks exist throughout the period in which we intend to operate our business through the contractual arrangements with the VIE. We may replace the shareholders of the VIE at any time pursuant to our contractual arrangements with it and its shareholders. However, if any dispute relating to these contracts or the replacement of the shareholders remains unresolved, we will have to enforce our rights under these contracts through the operations of PRC law and courts and therefore will be subject to uncertainties in the interpretation and enforcement of PRC laws and regulations. Therefore, our contractual arrangements with the VIE may not be as effective in ensuring our control over the relevant portion of our business operations as direct ownership would be. ~~We may also have to rely on legal remedies under PRC laws, including seeking specific performance or injunctive relief, and claiming damages. We cannot assure you such remedies will be effective.~~ See “~~Item 3. Key Information~~ — D. Risk Factors — Risks Related to Our Corporate Structure — Any failure by ~~our~~ the VIE or its shareholders to perform their obligations under our contractual arrangements with them would have a material and adverse effect on our business,” “~~Item 3. Key Information~~ — D. Risk Factors — Risks Related to Our Corporate Structure — We rely on contractual arrangements with ~~our~~ the VIE and its shareholders for a portion of our business operations, which may not be as effective as direct ownership in providing operational control.” and “~~Item 3. Key Information~~ — D. Risk Factors — Risks Related to Our Corporate Structure — Any failure by ~~our~~ the VIE or its shareholders to perform their obligations under our contractual arrangements with them would have a material and adverse effect on our business.”

Changes in the political and economic policies of the PRC government may materially and adversely affect our business, ..., page 43

3.	We note your proposed revised language in response to comment 19. We reissue our comment in part, please revise your disclosure to disclose that given recent statements by the Chinese government indicating an intent to exert more oversight and control over offerings that are conducted overseas and/or foreign investment in China-based issuers, acknowledge the risk that any such action could significantly limit or completely hinder your ability to offer or continue to offer securities to investors and cause the value of such securities to significantly decline or be worthless.

In response to the Staff’s comment, the Company respectfully proposes to revise the referenced disclosure as follows (page reference is made to the 2023 Form 20-F to illustrate the approximate location of the disclosure) in its future Form 20-F filings (with deletions shown as strikethrough and additions underlined based on the Company’s response to comment 19 of the Staff’s letter dated August 6, 2024), subject to updates and adjustments to be made in connection with any material development of the subject matter being disclosed:

Risks Related to Doing Business in the People’s Republic of China

The Chinese government exerts substantial influence over the manner in which we must conduct our business activities. Any actions by Chinese government, including any decision to intervene or influence our operations or to exert control over any offering of securities conducted overseas and/or foreign investment in China-based issuers, may cause us to make material changes to our operation, may limit or completely hinder our ability to offer or continue to offer securities to investors, and may cause the value of such securities to significantly decline or be worthless.

The Chinese government has exercised and continues to exercise substantial control over virtually every sector of the Chinese economy through regulation and state ownership. Because our principal business operation is conducted in the PRC through contractual arrangements between our WFOE and the VIE and substantially all of our operations are located in China, our ability to operate in China or assert contractual control over the VIE’s assets through contractual agreements may be harmed or ultimately eliminated by changes in its laws and regulations, including those relating to taxation, cyber security, data security or privacy protection, e-commerce, or customer right protection. The central or local governments of these jurisdictions may impose new, stricter regulations or interpretations of existing regulations that would require additional expenditures and efforts on our part to ensure our compliance with such regulations or interpretations.

As such, our business segments may be subject to various government and regulatory interference in the provinces in which they operate, the Chinese government may intervene or influence our operations with limited advance notice based on its interpretations of existing laws and regulations. We could be subject to regulation by various political and regulatory entities, including various local and municipal agencies and government sub-divisions. We may incur increased costs necessary to comply with existing and newly adopted laws and regulations or penalties for any failure to comply. Our operations could be adversely affected, directly or indirectly, by existing or future laws and regulations relating to our business or industry~~, which could result in further material changes in our operations and could adversely impact the value of our ADSs~~. Considering the above, it is possible that the Chinese government’s increased oversight and control over offerings that are conducted overseas and/or foreign investment in China-based issuers could significantly limit or completely hinder our ability to offer or continue to offer securities to investors; any such action may also cause the value of our securities to significantly decline or be worthless.

*****

Thank you for your consideration in reviewing the above responses. Please contact Meng Ding of Sidley Austin at (852) 2509 7858 with any questions or further comments regarding the responses to the Staff’s comments.

Sincerely,

/s/ Meng Ding
Meng Ding

cc:	Vincent Wenbin Qiu, Chief Executive Officer of the Company
Catherine Zhu, Chief Financial Officer of the Company